Exhibit 2.1

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 1, dated as of March 30, 2021 (this “Amendment”), is entered into by and among Atlas CC Acquisition Corp., a Delaware corporation (“Parent”), Atlas Merger Sub Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Sub”), and Cubic Corporation, a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Agreement and Plan of Merger, dated as of February 7, 2021, by and among Parent, Sub and the Company (the “Merger Agreement”).

RECITALS

WHEREAS, the parties desire to amend the Merger Agreement to increase the Aggregate Merger Consideration and, in exchange for such increase, to reflect certain other changes as described herein.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereof, and intending to be legally bound hereby, the parties agree as follows:

AGREEMENT

Section 1.1      Increase of Merger Consideration. Section 2.01(a)(i) of the Merger Agreement is hereby amended by replacing the reference therein to “$70” as the Merger Consideration with “$75” as the Merger Consideration.

Section 1.2      Fixed Company Stockholders Meeting Date. Notwithstanding anything to the contrary in the Merger Agreement, unless the Merger Agreement has been terminated in accordance with its terms, the Company agrees:

(a)            to convene the Company Stockholders Meeting on April 27, 2021; provided, however, that (i) if required by a Governmental Entity of competent jurisdiction, the Company Stockholders Meeting may be postponed or adjourned solely for the purposes of remedying such situation, in which case the Company shall use its reasonable best efforts to (if applicable) declare a new record date and reschedule or adjourn the Company Stockholders Meeting to the earliest practicable date as mutually agreed between the parties in good faith, and (ii) if required by a Governmental Entity of competent jurisdiction, the Company Stockholders Meeting may be adjourned again solely for the purposes of remedying such situation, in which case the Company Stockholders Meeting shall be adjourned to the earliest practicable date as mutually agreed between the parties in good faith;

(b)            except as expressly provided in paragraph (a) above, to not adjourn, recess, postpone or otherwise delay the Company Stockholders Meeting without the prior written consent of Parent (which such consent may be withheld by Parent for any reason or no reason); provided that, with respect to any event, circumstance, discovery of information or other set of facts first arising or occurring after the date of this Amendment, the Company may adjourn the Company Stockholders Meeting for a period of no more than five (5) Business Days with respect to such event, circumstance, discovery of information or other set of facts to allow reasonable additional time for the filing or mailing of any required supplement or amendment to the Proxy Statement where, in the judgment of the Company Board, failure to do so would be inconsistent with the Company’s obligations under applicable Law and for such required supplement or amendment to the Proxy Statement to be disseminated and reviewed by the Company’s stockholders within a reasonable amount of time in advance of the Company Stockholders Meeting.

Section 1.3      Increased Termination Fees.

(a)            The definition of “Company Termination Fee” in Annex I of the Merger Agreement is hereby amended by replacing the reference therein to “$45,454,304” with “$48,701,040”.

(b)            The definition of “Parent Termination Fee” in Annex I of the Merger Agreement is hereby amended by replacing the reference therein to “$113,635,760” with “$169,479,619”.

Section 1.4      Outside Date. Section 7.01(b)(i) of the Merger Agreement is hereby amended by (a) replacing the reference to “November 7, 2021” as the Outside Date with “July 31, 2021” as the Outside Date and (b) adding the words set forth below after “provided, however,”:

that if all of the conditions to the Closing in Section 6.01 and Section 6.02, other than the condition set forth in Section 6.01(b) with respect to Items 2 and 5 of Section 6.01(b)(ii)(B) of the Company Disclosure Letter, have been satisfied or shall be capable of being satisfied at such time, the Company shall have the option, at its discretion, to extend the Outside Date to November 7, 2021 by written notice to Parent; provided, further,

Section 1.5      Superior Proposal. The definition of “Superior Proposal” in Annex I of the Merger Agreement is hereby amended and restated as follows:

“Superior Proposal” means any bona fide written Competing Proposal not made as a result of a breach of Section 5.03(a) (other than an immaterial and unintentional breach) (with all percentages in the definition of Competing Proposal changed to “fifty percent (50%)”) made by any person or persons or group on terms that the Company Board (or any committee thereof) determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, and considering such factors as the Company Board (or any committee thereof) considers to be appropriate (including the conditionality and the timing and likelihood of consummation of such proposal), that (a) if consummated, would result in a transaction or series of transactions that is or are more favorable from a financial point of view to the stockholders of the Company (in their capacity as such) than the Transactions, after taking into account any revisions, amendments or modifications to the terms of this Agreement proposed, made or agreed to by Parent in accordance with Section 5.03(d), (b) is reasonably likely to be completed, taking into account all financial, legal, regulatory and other aspects of such Competing Proposal, within no more than six months following entry into a definitive agreement to effect such Competing Proposal in respect thereof, (c) provides, with respect to the entire cash consideration and other amounts (including costs associated with the proposed acquisition) payable at closing of the transaction or transactions resulting therefrom for which the counterparty does not have cash on hand, for fully committed financing from (i) recognized financial institutions and/or (ii) creditworthy equity financing sources against whom the Company has direct enforcement rights (including by specific performance), and (d) provides for direct enforcement rights (including by specific performance) of the Company against each constituent party thereto.

Section 1.6      Proxy Statement Supplement. Promptly after the date of this Amendment, the Company shall file with the SEC on Form 8-K a disclosure supplement to the Proxy Statement disclosing the matters that are the subject of this Amendment, together with any other related disclosures that are necessary or appropriate.

Section 1.7      Removal of References to Section 5.06(c) of the Parent Disclosure Letter.

(a)            Section 5.06(c) of the Merger Agreement is hereby amended by replacing at the beginning thereof “Subject to the matters set forth in Section 5.06(c) of the Parent Disclosure Letter, none” with “None”.

(b)            Section 5.06(f) of the Merger Agreement is hereby amended and restated in its entirety as follows: “[Intentionally Omitted]”.

(c)            Section 7.02(c) of the Merger Agreement is hereby amended by (i) replacing “and there exists an Antitrust Failure” with “and there exists a Regulatory Failure” and (ii) amending and restating the last paragraph thereof in its entirety as follows:

For purposes of this Agreement, “Regulatory Failure” means either (i) this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(i) (Outside Date) and as of the time of termination (A) the conditions in Section 6.02 are or were capable of being satisfied on the date of termination of this Agreement, (B) the condition in Section 6.01(a) had been satisfied, (C) the condition in Section 6.01(b) with respect to any of the Select Regulatory Laws had not been satisfied and (D) the condition in Section 6.01(c) is satisfied (except for any Law or Order relating to Select Regulatory Laws) or (ii) this Agreement is terminated by Parent pursuant to Section 7.01(b)(iii) (Law or Order) in connection with any Law or Order relating to required approvals under the Select Regulatory Laws resulting in a failure of the condition set forth in Section 6.01(c), and such condition in Section 6.01(c) is otherwise satisfied, and as of the time of termination (A) the conditions in Section 6.02 are or were capable of being satisfied on the date of termination of this Agreement, (B) the condition in Section 6.01(a) had been satisfied and (C) the condition in Section 6.01(b) with respect to any of the Investment Screening Laws set forth on Section 6.01(b)(ii)(B) of the Company Disclosure Letter has not been satisfied. For purposes of this Agreement, “Select Regulatory Laws” means the Investment Screening Laws set forth on Section 7.02(c) of the Company Disclosure Letter.

Section 1.8      Company Disclosure Letter. The Company Disclosure Letter is hereby amended by amending and restating Section 7.02(c) of the Company Disclosure Letter in its entirety with the items set forth on the separate disclosure letter that has been delivered in connection with this Amendment by the Company to Parent prior to the execution of this Amendment.

Section 1.9      Parent Disclosure Letter. The Parent Disclosure Letter is hereby amended by deleting each of Section 4.14 of the Parent Disclosure Letter and Section 5.06(c) of the Parent Disclosure Letter in its entirety.

Section 1.10    Determinations by Company Board. Contemporaneously with the public announcement of this Amendment, the Company will make public statements to the effect that (a) the Company Board has determined that the Merger is advisable and is in the best interests of the Company’s stockholders, (b) the Company Board has approved and declared advisable the Merger Agreement as amended by this Amendment and resolved to recommend that the Company’s stockholders adopt the Merger Agreement as amended by this Amendment, (c) the Company Board recommends that the Company’s stockholders vote “FOR” each of the proposals described in the Proxy Statement and (d) the proposal by Singapore Technologies Engineering Ltd., as of March 30, 2021, is neither a Superior Proposal nor a proposal that would reasonably be expected to lead to a Superior Proposal. Such public statements will also disclose the termination of all discussions and negotiations with Singapore Technologies Engineering Ltd., The Blackstone Group Inc. and their respective affiliates with respect to any Competing Proposal. The Company will give Parent reasonable advance opportunity to comment on the wording of such public statements and will consider in good faith any comments provided by or on behalf of Parent.

Section 1.11    Termination of Discussions and Negotiations. Immediately following the execution of this Amendment, the Company will, and will instruct each Representative of the Company immediately to, (a) cease and cause to be terminated any and all discussions or negotiations between the Company and any Representative of the Company, on the one hand, and any person, on the other hand, with respect to any Competing Proposal pending as of the date of this Amendment, (b) terminate in full any access of such person and its Representatives to nonpublic information, and (c) request the return or destruction of all nonpublic information furnished by the Company or any representative of the Company to any person or its Representatives under any confidentiality or non-disclosure agreement entered into prior to the date of this Amendment in connection with any Competing Proposal. For the avoidance of doubt, with respect to any Competing Proposal made by any person prior to the date of this Amendment, the provisions of the Merger Agreement will thereafter apply fully to such person (and such person’s affiliates) as if such person had not previously made any such Competing Proposal.

Section 1.12    Equity Commitment Letters. Concurrently with the execution and delivery of this Amendment, Parent has delivered to the Company true and complete copies of amended and restated Equity Commitment Letters, dated as of the date of this Amendment (the “A&R Equity Commitment Letters”).

Section 1.13    Limited Guarantees. Concurrently with the execution and delivery of this Amendment, and as a condition to the willingness of the Company to enter into this Amendment, The Veritas Capital Fund VII, L.P., a Delaware limited partnership, and Elliott Associates, L.P., a Delaware limited partnership, and Elliott International, L.P., a Cayman Islands limited partnership (the “Guarantors”), are each entering into an amended and restated limited guarantee in favor of the Company pursuant to which the Guarantors are guaranteeing certain of Parent’s and Sub’s payment obligations under the Agreement as amended by this Amendment (the “A&R Limited Guarantees”).

Section 1.14    Full Force and Effect. Except to the extent specifically amended hereby, the Merger Agreement remains unchanged and in full force and effect. From and after the execution of this Amendment, (a) each reference in the Merger Agreement to “this Agreement,” “hereof,” “herein,” “hereunder” or words of similar import will be deemed to mean the Merger Agreement, as amended by this Amendment, (b) each reference in the Merger Agreement to the Equity Commitment Letters will be deemed to mean the A&R Equity Commitment Letters and (c) each reference in the Merger Agreement to the Limited Guarantees will be deemed to mean the A&R Limited Guarantees.

Section 1.15    General Provisions. Sections 7.03 (Amendment), 7.04 (Waiver), 7.05 (Procedure for Termination, Amendment, Extension or Waiver), 8.03 (Severability), 8.04 (Entire Agreement), 8.05 (Assignment), 8.06 (Parties in Interest), 8.07 (Mutual Drafting; Interpretation; Headings), 8.08 (Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury), 8.09 (Counterparts) and 8.10 (Specific Performance) and of the Merger Agreement are incorporated herein by reference and form a part of this Amendment as if set forth herein, mutatis mutandis.

[Signature Pages Follow]

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Amendment to be signed by their respective officers thereunto duly authorized all as of the date first written above.

ATLAS CC ACQUISITION CORP.

By:	/s/ Ramzi M. Musallam
	Name:	Ramzi M. Musallam
	Title:	President

ATLAS MERGER SUB INC.

By:	/s/ Ramzi M. Musallam
	Name:	Ramzi M. Musallam
	Title:	President

[Signature Page to Merger Agreement Amendment No. 1]

CUBIC CORPORATION

By:	/s/ Bradley H. Feldmann
	Name:	Bradley H. Feldmann
	Title:	Chairman, President and Chief Executive Officer

[Signature Page to Merger Agreement Amendment No. 1]